

17006119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ssing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 0 8 2017

Washington DC
406

SEC FILE NUMBER
8-48212

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING _____12/31/16_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seapower Carpenter Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Park Plaza, Suite 950

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curt A. Christianssen   949-579-1442

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Curt A. Christianssen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Seapower Carpenter Capital, Inc._____, as of __December 31__ , 20__16.__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

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_____

Signature

__Chief Financial Officer__

Title

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This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of __California__
County of __Orange__

Subscribed and sworn to (or affirmed) before me on this __6__ day of __February__ , __2017__ by __Curt Christianssen_____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public _____

CONTENTS



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Seapower Carpenter Capital, Inc.

We have audited the accompanying statement of financial condition of Seapower Carpenter Capital, Inc. as of December 31, 2016, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Seapower Carpenter Capital, Inc. 's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seapower Carpenter Capital, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Seapower Carpenter Capital, Inc. 's financial statements. The supplemental information is the responsibility of Seapower Carpenter Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE

WE FOCUS & CARE

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash	$	141,262
Deposit		917
Prepaid expenses		608
TOTAL ASSETS	$	142,787

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Common stock, no par value,		
10,000 shares authorized; 5,000		
shares issued and outstanding		35,000
Additional paid-in capital		407,386
Accumulated deficit		(299,599)
		142,787
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	142,787

The accompanying notes are an integral part of these financial statements.

3

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Commissions	$	150,000
GENERAL & ADMINISTRATIVE EXPENSES		108,019
INCOME FROM OPERATIONS		41,981
OTHER INCOME		
Interest income		22
INCOME BEFORE PROVISION FOR INCOME TAXES		42,003
PROVISION FOR INCOME TAXES		7,066
NET INCOME	$	34,937

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Shares Issued and Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT JANUARY 1, 2016	5,000	$ 35,000	$ 307,386	$ (334,536)	$ 7,850
NET INCOME	-	-	-	34,937	34,937
CAPITAL CONTRIBUTIONS	-	-	100,000	-	100,000
BALANCE AT DECEMBER 31, 2016	5,000	$ 35,000	$ 407,386	$ (299,599)	$ 142,787

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	34,937
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Change in operating assets and liabilities:		
Accounts receivable		1,528
Deposit		55
Accounts payable		(51)
Net Cash Provided by Operating Activities:		36,469

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions		100,000
Net Cash Provided by Financing Activities:		100,000

NET CHANGE IN CASH		136,469
CASH AT BEGINNING OF YEAR		4,793
CASH AT END OF YEAR	$	141,262

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:

Income taxes paid to parent	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Seapower Carpenter Capital, Inc. (the company) is presented to assist in understanding the company's financial statements.

Organization and Operations

Seapower Carpenter Capital, Inc. is incorporated under the laws of the state of California and is a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company (the parent).

The company, a registered broker-dealer with the Securities and Exchange Commission, provides professional securities services with a focus on private best efforts placements of securities for financial services clients, mergers, and acquisitions. These services are incidental to the financial consulting activities of the parent. The company is also a member of the Financial Industry Regulatory Authority.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions

Revenue from commissions includes a fee earned for services provided as the placement agent for the initial capitalization of a client. Revenue from commissions is recorded on the closing date of the offering.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The company files its tax return on a consolidated basis with the parent under a tax sharing agreement, which requires the company to provide for taxes on the "separate return" basis. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes.

The company recognizes the effect of income tax positions taken or expected to be taken in a tax return only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

The company's income tax filings are subject to audit by various taxing authorities. The company's open audit periods are three and four years for federal and California tax filings, respectively. In evaluating the company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines for uncertainty in income taxes and believes their estimates are appropriate based on current facts and circumstances.

Subsequent Events

The company has evaluated subsequent events from the statement of financial condition date through the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

NOTE 2 – Basis of Preparation

The accompanying financial statements have been prepared on a going concern basis, which assumes that the company will be able to continue to fund operations. While the company has incurred recurring operating losses, the parent has made capital contributions each year to fund operations and maintain adequate capital. The parent has provided the company with a written commitment to maintain or exceed the minimum net capital requirements on an ongoing basis. Further, the financial statements and notes are the representation of the company's management, which is responsible for their integrity and objectivity.

NOTE 3 – Related-Party Activities

The parent pays the majority of general and administrative expenses, which are allocated to the company through the due-to-parent account pursuant to a services and expenses sharing agreement between the company and its parent. The agreement provides for allocations that correspond to and are representative of the level of activity of the company throughout the year. This includes expenses related to back-office support and overhead. The company paid approximately $44,300 to the parent for allocated general and administrative expenses for the year ended December 31, 2016.

The company provides financial consulting services for the parent's clients, which may range from zero to five engagements per year.

NOTE 4 – Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, each as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the company had net capital of $141,262, which was $136,262 in excess of its required net capital of $5,000. The company's aggregate indebtedness was zero.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 5 – Provision for Income Taxes

For the year ended December 31, 2016, the company calculated a provision for income taxes of $7,066 based on a pre-tax income of $42,003. During the year ended December 31, 2016, the company paid the parent directly for the current year federal and state tax liability.

NOTE 6 – Guarantees

FASB ASC 460, Guarantees, requires the company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The company has issued no guarantees at December 31, 2016 or during the year then ended.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE I
**COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET
CAPITAL RULE 15C3-1 AND RECONCILIATION WITH COMPUTATION
INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2016**

CREDITS

Stockholder's equity per company's unaudited
X-17A-5 Part IIA Filing $ 142,787

AUDIT ADJUSTMENTS   -

STOCKHOLDER'S EQUITY PER FINANCIAL STATEMENTS   142,787

Nonallowable assets   (1,525)

NET CAPITAL   141,262

**MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER
OF $5,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS**   5,000

Excess net capital $ 136,262

Excess net capital at 1000% $ 136,262

**AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF
FINANCIAL CONDITION** $ -

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL   -

Note: A reconciliation of the above computation to the company's corresponding
unaudited Form X-17A-5, Part II, is not required, as no material differences exist.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II
DECEMBER 31, 2016

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

2. Information Relating to Possession or Control Requirement under Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

Seapower Carpenter Capital, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Seapower Carpenter Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Seapower Carpenter Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Seapower Carpenter Capital, Inc. stated that Seapower Carpenter Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Seapower Carpenter Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seapower Carpenter Capital, Inc. 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE 14   *WE FOCUS & CARE*

SEAPOWER CARPENTER CAPITAL, INC.

January 30, 2017

As the management of Seapower Carpenter Capital, Inc., I certify that the broker dealer is in compliance with 17C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. Section 240 Rule 15c3-3 of which we have claimed an exemption under provision (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers". I have performed an evaluation of the firm's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the following exemption provision (k)(2)(i)):

> **(2)** The provisions of this section shall not be applicable to a broker or dealer:
>
> **(i)** Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)";

Based on my evaluation, we have met the identified exemption provision throughout the most recent fiscal year from January 1, 2016 to December 31, 2016 without exception.

SEAPOWER CARPENTER CAPITAL, INC.

Curt A. Christianssen
Executive Vice President/Chief Financial Officer

15